UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ambassadors International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

023178106

(CUSIP Number)

Hoak Public Equities, L.P.

500 Crescent Court, Suite 230

Dallas, Texas 75201

Attention: J. Hale Hoak

(214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023178106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Public Equities, L.P. (20-1356217)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,014,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,014,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.37%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 023178106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Fund Management, L.P. (20-1355992)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,014,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,014,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.37%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 023178106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak & Co. (75-2574026)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,014,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,014,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.37%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 023178106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,015,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,015,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.38%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 023178106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Hale Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000 shares

	8.	Shared Voting Power 1,014,000 shares

	9.	Sole Dispositive Power 10,000 shares

	10.	Shared Dispositive Power 1,014,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.46%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nancy Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .01%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of Ambassadors International, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 1071 Camelback Street, Newport Beach, California 92660.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P. (“HFM”), a Texas limited partnership (HPE’s general partner),  James M. Hoak & Co. (“Hoak & Co.”), a Texas corporation (HFM’s general partner), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (President of Hoak & Co.).  This Schedule 13D is also being filed on behalf of Nancy Hoak, the spouse of James M. Hoak.  The address of the principal business and the principal office of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.  Each of HPE, HFM and Hoak & Co. is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases of Common Stock were made in open market transactions. The total amount of funds used for such purchases was $11,169,884.80. (inclusive of commissions).  All of the shares of Common Stock beneficially held by the Reporting Persons were paid for using working capital or personal funds of the Reporting Persons.  The Reporting Persons have accumulated the shares through the accounts of HPE (259,000 shares), James M. Hoak (755,000 shares), J. Hale Hoak (10,000 shares) and Nancy Hoak 2007 GRAT (1,000 shares).

Item 4.	Purpose of Transaction

The Reporting Persons have formed a group for the purpose of acquiring shares of Common Stock of the Company for investment purposes.  The Reporting Persons believe that the Company’s shares of Common Stock are significantly undervalued and therefore represent an attractive investment opportunity.  The Reporting Persons are very supportive of the Company’s management and their initiatives to improve the Company’s operational and financial performance.  Although the Reporting Persons do not contemplate taking any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D, they reserve their right to do so.

Item 5.	Interest in Securities of the Issuer

(a)           As of January 11, 2008, the Reporting Persons as a group beneficially owned 1,025,000 shares of Common Stock, representing approximately 9.47% of the shares of Common Stock outstanding based upon the 10,823,655 shares of Common Stock reported by the Company to be outstanding as of November 1, 2007 in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007.

(b)           J. Hale Hoak has the sole voting and dispositive power with respect to 10,000 shares of the Common Stock.  J. Hale Hoak, together with HPE, HFM, Hoak & Co. and James M. Hoak, has shared voting and dispositive power with respect to 1,014,000 shares of the Common Stock.  Nancy Hoak and James M. Hoak have the shared voting and dispositive power with respect to 1,000 shares of the Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Company's Common Stock in the last 60 days by the Reporting Persons.
(d) Inapplicable.
(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Inapplicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1—Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.

By Hoak Fund Management, L.P. (its general partner)

By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.

By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

/s/ J. Hale Hoak
J. Hale Hoak (individually)

/s/ Nancy Hoak
Nancy Hoak (individually)

Dated: January 15, 2008

Schedule A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Date	No. of Shares	Price/Sh.	Cost(1)

For account of HPE:

11/16/2007	45,000.00	14.8467	668,101.50
11/19/2007	25,000.00	13.9516	348,790.00
11/20/2007	24,396.00	13.09	319,343.64
11/21/2007	18,427.00	12.9999	239,549.16
11/26/2007	1,260.00	12.996	16,374.96
11/27/2007	5,917.00	12.4657	73,759.55
12/4/2007	6,221.00	11.8831	73,924.77
12/7/2007	3,779.00	12.7635	48,233.27
12/10/2007	2,400.00	13.4971	32,393.04
12/11/2007	10,000.00	13.4125	134,125.00
12/12/2007	10,000.00	13.098	130,980.00
12/13/2007	10,000.00	13.0255	130,255.00
12/14/2007	15,000.00	12.6113	189,169.50
12/17/2007	12,377.00	12.1537	150,426.34
12/18/2007	10,223.00	12.0714	123,405.92
12/20/2007	8,400.00	12.4914	104,927.76
12/21/2007	7,000.00	13.4166	93,916.20
12/26/2007	100.00	14.00	1,400.00
12/27/2007	4,500.00	13.8227	62,202.15
1/2/2008	6,737.00	13.7467	92,611.52
1/9/2008	600.00	10.75	6,450.00
1/11/2008	1,663.00	9.75	16,214.25

For account of James M. Hoak:

11/15/2007	10,000.00	15.324	153,240.00
12/21/2007	(5,000.00)	13.397	(66,985.00)
1/10/2008	750,000.00	9.50	7,125,000.00

For account of J. Hale Hoak:

11/13/2007	4,600.00	15.983261	73,523.00
1/11/2008	5,400.00	9.75	52,650.00

1) Excludes commissions and other execution-related costs.